UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

____________________

CHORDIANT SOFTWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options To Purchase Shares of Common Stock,
Par Value $0.001 Per Share
(Title of Class of Securities)
____________________

170404305
(CUSIP Number of Class of Securities of Underlying Common Stock)
____________________

Steven R. Springsteel
Chairman, President and Chief Executive Officer
Chordiant Software, Inc.
20400 Stevens Creek Boulevard, Suite 400
Cupertino, CA 95014
(408) 517-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________

Copies to:

Derek P. Witte, Esq. Vice President, General Counsel, Secretary Chordiant Software, Inc. 20400 Stevens Creek Boulevard, Suite 400 Cupertino, CA 95014 (408) 517-6100	Nancy H. Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* $829,610	Amount of Filing Fee** $25.47

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 173,623 shares of common stock of Chordiant Software, Inc. having an aggregate value of $829,610 as of March 28, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of March 28, 2007.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for the fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. This amount was previously paid.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☐

Schedule TO
(Amendment No. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Offer to Amend Eligible Options (the “Offer to Amend”), filed with the Securities and Exchange Commission (“SEC”) on March 29, 2007, in connection with Chordiant Software, Inc.’s (“Choridant”) offer to certain optionees the opportunity to amend certain of their options to purchase to increase the exercise price of these options to purchase Chordiant common stock to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. Except as expressly amended and supplemented hereby, all terms of the Offer to Amend and all disclosure in the Schedule TO and Exhibits thereto, filed with SEC on March 29, 2007, remain unchanged.

Schedule TO

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding Exhibit 99.(a)(l)(L) (Amendment No. 1 to Offer To Amend Eligible Options) and Exhibit 99.(a)(l)(M) (Form of Email Announcing Amendment No. 1 to Offer to Amend Eligible Options).

Schedule TO

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007.	CHORDIANT SOFTWARE, INC

	By:	/s/ DEREK WITTE
Derek Witte Vice-President and General Counsel

Schedule TO

INDEX OF EXHIBITS

99.(a)(1)(L)	Amendment No. 1 to Offer to Amend Eligible Options.
99.(a)(l)(M)	Form of Email announcing Amendment No. 1 to Offer to Amend Eligible Options.